Exhibit 99.1

Caledonia Mining Corporation Plc
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)
Notice of Posting of AGM Materials
And Proposed Listing on the NYSE MKT LLC

St Helier, May 24, 2017: Caledonia Mining Corporation Plc (the "Company") announces that a notice of annual general meeting of shareholders (the “AGM”), management information circular – solicitation of proxies (the “Circular”), proxy form and letter of transmittal (the “Letter of Transmittal”) have been mailed to shareholders of the Company.  All of these documents are available on the Company's website at www.caledoniamining.com.

Proposed Listing of the Company’s Shares on the NYSE MKT LLC
Summary

•	Special resolutions are proposed at the AGM to consolidate the share capital of the Company principally in order to facilitate the listing of the Company’s shares on the NYSE MKT LLC (“NYSE MKT”).

•
The minimum share price threshold for listing on NYSE MKT is US$2 per share; a share price of over US$5 per share is generally considered necessary to satisfy the eligibility requirements of certain institutional and retail investors in the US.  A share consolidation which results in the share price exceeding these thresholds, together with a successful listing, could result in better overall trading liquidity amongst other benefits.

•	The Company is proposing that its shareholders approve a share consolidation on the effective basis of 1 Common Share for every 5 Common Shares.

•	The share consolidation will be conducted by way of a two-stage process consisting of:

o	a consolidation of 1 Common Share for every 100 Common Shares; and

o	an immediate division of such consolidated shares into 20 Common Shares for every 1 consolidated Common Share.

•	Shareholders holding less than a “board lot” of Common Shares prior to the share consolidation will be entitled to receive cash for their shares based on the share price in Toronto.

The board of directors of the Company believes that the listing of the Company’s shares on NYSE MKT may result in increased trading liquidity and enable access to a larger pool of potential US investors. The Company has observed, as part of its due diligence into a potential listing on a recognised US exchange, that a significant proportion of dual listed peer comparators with a listing on NYSE MKT enjoy greater trading liquidity in the US market than on their other exchanges. The Company has therefore made submissions to NYSE MKT with a view to listing as soon as reasonably practicable following the AGM, subject to approval from NYSE MKT.  The NYSE MKT listing application is subject to review by the NYSE Issuer Regulation Group.  While the Company intends to satisfy all of the NYSE MKT requirements for initial listing, no assurance can be given that its application will be approved.  The Company currently makes regulatory filings with the US Securities and Exchange Commission and therefore anticipates minimal additional regulatory reporting obligations as a result of the proposed listing.

The minimum share price threshold for listing on NYSE MKT is US$2 per share; in addition to this requirement, a share price of over US$5 per share is generally considered necessary to satisfy the eligibility requirements of institutional and retail investors in the US.  A share consolidation which results in the share price exceeding these thresholds, providing that the listing is successful, could potentially result in better overall trading liquidity, a lower cost of capital and other benefits for the Company and its shareholders.
The Company is therefore, in summary, proposing that its shareholders approve a share consolidation on the effective basis of 1 Common Share for every 5 Common Shares held in order to exceed the thresholds mentioned above.
The share consolidation will be conducted by way of a two-stage process consisting of (1) a consolidation into 1 Common Share for every 100 Common Shares held followed by (2) an immediate division of such consolidated shares into 20 Common Shares for every 1 consolidated Common Share.  The net effect of these two steps will be an effective 5 into 1 share consolidation.
The rationale for the two-stage process is that, as well as consolidating the Common Shares to achieve the minimum share price to satisfy the listing requirements of NYSE MKT and to improve the marketability of the Common Shares, shareholders holding less than a “board lot” of Common Shares on a pre-consolidation basis will be entitled to receive cash for their shares as their shares will, after the first stage, have been consolidated into fractional entitlements which will be subject to repurchase by the Company.
A board lot is a standardised number of shares defined by a stock exchange as a trading unit.  In the case of the Company, a board lot comprises 100 Common Shares (which is a number typical for many companies).  Shareholders who hold fewer than 100 Common Shares therefore find it difficult and uneconomic to sell their shares in the market.  The cash price that will be payable to shareholders who hold less than a board lot on a pre-consolidation basis will be the average closing share price on the Toronto Stock Exchange for the 5 trading days preceding the share consolidation multiplied by the number of their pre-consolidation Common Shares.  The Letter of Transmittal is included with the documents for the AGM in order that registered shareholders holding more than a board lot can be credited with the correct number of post-consolidation Common Shares, they can receive replacement share certificates and DRS advices and also to enable payment to be made to non-board lot holders for their Common Shares and for payment for fractional entitlements of board lot holders to Common Shares that remain after the final stage of the share consolidation (except in each case for amounts of £5.00 or less).  It should be completed by registered shareholders in accordance with the instructions printed thereon and returned before 5.00 p.m. (Eastern Time) on June 19, 2017.  Further details on the proposed share consolidation are given in the Circular.

If shareholders pass the special resolutions for the share consolidation at the AGM, completion and timing of the share consolidation will remain subject to the discretion of the Company’s board of directors.  Further announcements will be made accordingly in due course but, provided the special resolutions for the share consolidation are passed by the shareholders, the Company is targeting the listing on or about the middle of July 2017.
In terms of other special business at the AGM, further resolutions are proposed which, if approved, will give the Company the authority, subject to applicable law, to make on market buybacks of its securities of up to 10 per cent of its issued share capital (and, should the need arise, to hold bought back securities in treasury).  The Company currently regards the continuation of its quarterly dividend policy as its primary means of returning surplus cash to shareholders.  However, the buyback resolution, if passed, will give the Company another effective method of returning capital to shareholders should it wish to do so.

Commenting on the proposed listing and share consolidation, the Company’s Chairman Leigh Wilson said:

“The company’s proposed listing on NYSE MKT is a further step towards the transformation on which the business embarked with the adoption of the Investment Plan at Blanket Mine in October 2014.  The main component of this plan is the construction of the new Central Shaft, which is expected to come into production in 2018 after which we expect production to ramp up to 80,000 ounces of gold by 2021.
“We expect that the increased gold production from the Blanket Mine at a lower cost per ounce will result in attractive cash returns for both the Company’s shareholders and Blanket Mine’s local partners and stakeholders. It is appropriate that the Company’s shares are listed on a recognised US exchange that potentially offers the liquidity and improved access to institutional and retail investors in the US market which will support the Company in its next stage of development.”
AGM
The AGM will be held at the Company's head and registered office at 3rd Floor, Weighbridge House, Weighbridge, St Helier, Jersey JE2 3NF on Monday, June 19, 2017 commencing at 9:00 a.m. (UK time).

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139
WH Ireland Adrian Hadden/Nick Prowting	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

Note:  This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation.

Cautionary Note Concerning Forward-Looking Information
Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and plans and timing regarding further exploration and drilling and development, the benefits of an NYSE MKT listing including increased trading activity and greater number of US institutional and retail shareholders and marketability of the Company’s securities, the ability to meet the NYSE MKT listing standards, the timing for completion of an NYSE MKT listing, the minimal additional regulatory burden of an NYSE MKT listing, the benefits of a reverse share consolidation including greater liquidity and lower cost of capital, and the timing for the share consolidation. This forward looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects delays in receipt of NYSE MKT approval, delays in undertaking the share consolidation, failure to meet the NYSE MKT listing standards, failure to achieve increased liquidity, failure to achieve increased US retail and institutional investor participation and other factors.
Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase the share consolidation and the NYSE MKT listing, risks that the increased liquidity and increased institutional shareholder participation will not occur as a result of the share consolidation and NYSE MKT listing and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.